UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Interim
Condensed Financial Statements
Individual and Consolidated
1Q2025
Azul S.A.

Azul
Brasil

Contents

Declaration of the officers on the interim condensed individual and consolidated financial statements	3
Declaration of the officers on the independent auditor’s report	4
Summary report of the statutory audit committee	5
Independent auditor report	6

2

Declaration of the officers on the interim condensed individual and consolidated financial statements

In accordance with item VI of article 27 of CVM Resolution No. 80, of March 29, 2022, the Board of Directors declares that it reviewed, discussed and agreed with the interim condensed individual and consolidated financial statements for the three months ended March 31, 2025.

Barueri, May 14, 2025.

John Peter Rodgerson

CEO

Alexandre Wagner Malfitani

Vice President of Finance and Investor Relations

Daniel Tckaz

Technical Vice President

Abhi Manoj Shah

Vice President of Revenue

3

Directors' statement on the independent auditor's report

In accordance with item V of article 27 of CVM Resolution No. 80, of March 29, 2022, the Board of Directors declares that it reviewed, discussed and agreed with the opinion expressed in the independent auditor's report on the examination of the interim condensed individual and consolidated financial statements relating to for the three months ended March 31, 2025.

Barueri, May 14, 2025.

John Peter Rodgerson

CEO

Alexandre Wagner Malfitani

Vice President of Finance and Investor Relations

Daniel Tckaz

Technical Vice President

Abhi Manoj Shah

Vice President of Revenue

4

Opinion of the statutory audit committee

In compliance with the legal provisions, the Statutory Audit Committee reviewed the management report and the interim condensed individual and consolidated financial statements for the three months ended March 31, 2025. Based on this review and also considering the information and clarifications provided by the Company management and by Grant Thornton Auditores Independentes Ltda. during the three months, the Statutory Audit Committee expressed a favorable opinion on the management report and on the interim condensed individual and consolidated financial statements for the three months ended March 31, 2025, together with the independent auditor’s report issued by Grant Thornton Auditores Independentes Ltda., recommending the Board of Directors to approve them.

Barueri, May 13, 2025.

Gilberto de Almeida Peralta

Member and Coordinator of the Audit Committee

Renata Faber Rocha Ribeiro

Member of the Audit Committee

James Jason Grant

Member of the Audit Committee

5

(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)
(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

Independent auditor's report on review of interim financial information

Grant Thornton Auditores Independentes Ltda. Av. Eng. Luiz Carlos Berrini, 105 - 12o andar, Itaim Bibi - São Paulo (SP) Brasil T +55 11 3886-5100 www.grantthornton.com.br

To the Shareholders, Board of Directors, and Management of

Azul S.A.

São Paulo – SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Azul S.A.
(the Company), comprised in the Quarterly Information Form for the quarter ended March 31, 2025, comprising the balance sheet as of March 31, 2025, and the respective statements of income, of comprehensive income, of changes in shareholders’ equity and of cash flows for the period of three-month then ended, including the footnotes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with NBC TG 21 – Interim Financial Reporting and with the international standard IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), such as for the presentation of these information in accordance with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Review scope

We conducted our review in accordance with the Brazilian and International standards on reviews of interim information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is significantly less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

6

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the individual and consolidated interim financial information included in the quarterly information form referred to above has not been prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of interim financial information and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Other matters

Statements of value added

The quarterly information referred to above includes the individual and consolidated statements of value added for the three-month period ended March 31, 2025, prepared under the responsibility of the Company's management and presented as supplementary information for the purposes of IAS 34. These statements were submitted to the same review procedures in conjunction with the review of the Company's interim financial information to conclude they are reconciliated to the interim financial information and to the accounting records, as applicable, and whether the structure and content are in accordance with the criteria established in the
NBC TG 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the criteria defined in that standard and consistently in relation to the individual and consolidated interim financial information taken as a whole.

Review of values corresponding to the comparative period

The amounts corresponding to the three-month period ending March 31, 2024, presented for comparison purposes were reviewed by another independent auditor, whose report on the review was issued on May 10, 2024, without modifications.

São Paulo, May 14, 2025

Grant Thornton Auditores Independentes Ltda.

CRC 2SP-025.583/O-1

Élica Daniela da Silva Martins

Accountant CRC 1SP-223.766/O-0

7

		Parent company		Consolidated
Assets	Note	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024

Current assets

Cash and cash equivalents	5	1,370	2,015	460,697	1,210,009
Short-term investments	6	-	-	1,140,429	71,898
Accounts receivable	7	-	-	1,690,171	1,775,374
Inventories	8	-	-	972,554	943,578
Deposits	9	-	-	352,017	328,876
Taxes recoverable	10	25	11	231,886	203,951
Related parties	28	-	1,307,350	-	-
Advances to suppliers	11	-	-	229,694	274,282
Other assets	12	43,051	2,357	883,475	850,052
Total current assets		44,446	1,311,733	5,960,923	5,658,020

Non-current assets

Long-term investments	6	-	-	22,711	1,040,454
Deposits	9	9	65	2,998,362	3,063,786
Taxes recoverable	10	-	-	36,136	36,136
Related parties	28	20,748	1,570,408	-	-
Other assets	12	-	-	414,411	411,701
Investments	14	758,272	759,173	-	-
Property and equipment	15	-	-	3,126,824	3,034,554
Right-of-use assets	16	-	-	11,422,291	11,470,679
Intangible assets	17	-	-	1,567,035	1,559,613
Total non-current assets		779,029	2,329,646	19,587,770	20,616,923

Total assets		823,475	3,641,379	25,548,693	26,274,943

The accompanying notes are an integral part of these interim condensed individual and consolidated financial statements.

8

		Parent company		Consolidated
Liabilities and equity	Note	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024

Current liabilities

Loans and financing	18	1,911	-	732,029	2,207,199
Leases	19	-	1,241,318	4,103,651	6,314,221
Convertible debt instruments	20	29,407	124,321	29,407	124,321
Accounts payable	21	6,100	72,674	3,671,898	4,147,225
Derivative financial instruments	22	-	-	32,744	65,375
Airport taxes and fees	23	-	-	694,524	584,739
Air traffic liability and loyalty program	24	-	-	6,369,519	6,326,057
Salaries and benefits	25	2,100	2,470	537,900	508,448
Taxes payable	26	418	956	95,368	125,055
Provisions	27	-	-	452,504	670,722
Related parties	28	14,649	5,291	-	-
Other liabilities		-	-	302,005	268,935
Total current liabilities		54,585	1,447,030	17,021,549	21,342,297

Non-current liabilities

Loans and financing	18	90,604	-	15,137,542	12,774,218
Leases	19	-	1,441,847	14,690,878	15,064,626
Convertible debt instruments	20	1,190,995	1,058,047	1,190,995	1,058,047
Accounts payable	21	-	107,416	1,501,132	1,162,396
Airport taxes and fees	23	-	-	779,711	792,680
Taxes payable	26	769	809	196,710	198,898
Provisions	27	213	142	2,660,530	3,508,314
Related parties	28	1,231,516	1,083,007	-	-
Provision for loss on investment	14	26,705,925	28,938,351	-	-
Other liabilities		-	-	820,778	808,737
Total non-current liabilities		29,220,022	32,629,619	36,978,276	35,367,916

Equity	29

Issued capital		5,396,568	2,315,628	5,396,568	2,315,628
Advance for future capital increase		1,843	-	1,843	-
Capital reserve		(686,237)	2,066,023	(686,237)	2,066,023
Treasury shares		(4,334)	(4,334)	(4,334)	(4,334)
Other comprehensive income		5,917	5,917	5,917	5,917
Accumulated losses		(33,164,889)	(34,818,504)	(33,164,889)	(34,818,504)
		(28,451,132)	(30,435,270)	(28,451,132)	(30,435,270)

Total liabilities and equity		823,475	3,641,379	25,548,693	26,274,943

The accompanying notes are an integral part of these interim condensed individual and consolidated financial statements.

9

		Parent company		Consolidated
		Three months ended
	Note	March 31, 2025	March 31, 2024	March 31, 2025	March 31, 2024

Passenger revenue		-	-	5,017,374	4,357,040
Other revenues		-	-	377,048	321,372
Total revenue	32	-	-	5,394,422	4,678,412

Cost of services	33	-	-	(3,130,523)	(3,435,097)

Gross profit		-	-	2,263,899	1,243,315

Selling expenses		-	-	(258,149)	(214,375)
Administrative expenses		(9,795)	(18,286)	(311,801)	(127,065)
Other income (expenses), net		(261)	(103)	(213,060)	(101,140)
	33	(10,056)	(18,389)	(783,010)	(442,580)

Equity	14	1,902,845	(1,084,891)	-	-

Operating (loss) profit		1,892,789	(1,103,280)	1,480,889	800,735

Financial income		22	290	31,589	44,924
Financial expenses		(457,288)	(64,189)	(2,798,926)	(1,223,923)
Derivative financial instruments, net		197,496	151,573	204,868	189,943
Foreign currency exchange, net		20,596	(41,469)	2,735,210	(868,754)
Financial result	34	(239,174)	46,205	172,741	(1,857,810)

Profit (loss) before IR and CSLL		1,653,615	(1,057,075)	1,653,630	(1,057,075)

Current income tax and social contribution	13	-	-	(15)	-
Deferred income tax and social contribution	13	-	6,780	-	6,780

Profit (loss) for the period		1,653,615	(1,050,295)	1,653,615	(1,050,295)

Basic profit (loss) per common share – R$	30	0.05	(0.04)	0.05	(0.04)
Diluted profit (loss) per common share – R$	30	0.05	(0.04)	0.05	(0.04)
Basic profit (loss) per preferred share – R$	30	3.86	(3.02)	3.86	(3.02)
Diluted profit (loss) per preferred share – R$	30	3.38	(3.02)	3.38	(3.02)

The accompanying notes are an integral part of these interim condensed individual and consolidated financial statements.

10

	Parent company and Consolidated
	Three months ended
	March 31, 2025	March 31, 2024

Profit (loss) for the period	1,653,615	(1,050,295)

Other comprehensive income to be reclassified to profit or loss in subsequent periods:

Total comprehensive income	1,653,615	(1,050,295)

The accompanying notes are an integral part of these interim condensed individual and consolidated financial statements

11

Description	Note	Issued capital	AFAC (a)	Capital reserve	Treasury shares	Other comprehensive income	Accumulated losses	Total

At December 31, 2024		2,315,628	-	2,066,023	(4,334)	5,917	(34,818,504)	(30,435,270)

Profit for the period		-	-	-	-	-	1,653,615	1,653,615
Total comprehensive income		-	-	-	-	-	1,653,615	1,653,615

Capital increase	29	3,080,940	1,843	-	-	-	-	3,082,783
Share-based payment (b)	31	-	-	12,806	-	-	-	12,806
Effect of fair value of shares issued (c)	-	-	-	(2,765,066)	-	-	-	(2,765,066)

At March 31, 2025		5,396,568	1,843	(686,237)	(4,334)	5,917	(33,164,889)	(28,451,132)

Description	Note	Issued capital	AFAC (a)	Capital reserve	Treasury shares	Other comprehensive income	Accumulated losses	Total

At December 31, 2023		2,314,821	789	2,029,610	(9,041)	3,106	(25,667,133)	(21,327,848)

Loss for the period		-	-	-	-	-	(1,050,295)	(1,050,295)
Total comprehensive income		-	-	-	-	-	(1,050,295)	(1,050,295)

Share buyback	29	-	-	(17)	(2,527)	-	-	(2,544)
Share-based payment (b)	31	789	(771)	12,241	-	-	-	12,259

At March 31, 2024		2,315,610	18	2,041,834	(11,568)	3,106	(26,717,428)	(22,368,428)

(a) Advance for future capital increase.

(b) Refers to the receipt of the exercise of share options and the vesting of share-based compensation plans (Stock Options and RSU).

(c) Difference between the issue value and the fair value of the shares.

The accompanying notes are an integral part of these interim condensed individual and consolidated financial statements.

12

	Parent company		Consolidated
	Three months ended
	March 31, 2025	March 31, 2024	March 31, 2025	March 31, 2024
Cash flows from operating activities
Profit (loss) for the period	1,653,615	(1,050,295)	1,653,615	(1,050,295)
Result reconciliation items
Depreciation and amortization	-	-	815,237	614,497
Gain (loss) from impairment	-	-	-	(7,296)
Derivative financial instruments, net	(197,496)	(151,573)	(204,868)	(189,943)
Share-based payment	-	-	12,798	11,454
Foreign currency exchange, net	(5,940)	41,472	(2,764,220)	844,559
Financial result	428,499	65,838	2,555,191	1,164,397
Provisions, net	71	(5)	21,054	68,870
Recovery of expenses and write-offs of other assets	-	-	-	(205,185)
Result from modification of lease, suppliers and provision	-	-	(1,231,075)	(27,716)
Result in the write-off of fixed assets, right of use and intangible assets	-	-	39,609	15,895
Deferred income tax and social contribution	-	(6,780)	-	(6,780)
Sale and leasebac	-	-	(1,798)	(27,441)
Others	-	-	-	(4,520)
Equity	(1,902,845)	1,084,891	-	-
Reconciled result	(24,096)	(16,452)	895,543	1,200,496

Changes in operating assets and liabilities
Accounts receivable	-	-	(50,649)	(206,541)
Inventories	-	-	(19,437)	(81,566)
Deposits	56	70	(29,747)	(57,642)
Taxes recoverable	(14)	1,680	(27,701)	14,083
Derivative financial instruments, net	-	-	(25,259)	(14,670)
Other assets	40	1,836	(100,003)	(42,513)
Accounts payable	(602)	(4,632)	(311,169)	(171,399)
Airport taxes and fees	-	-	94,220	(53,990)
Air traffic liability and loyalty program	-	-	140,021	(89,458)
Salaries and benefits	(370)	6,936	29,460	16,349
Taxes payable	(509)	2,476	(41,123)	(21,346)
Provisions	-	-	(137,659)	(61,876)
Other liabilities	-	-	37,154	(4,987)
	-	-	-	-
Total changes in operating assets and liabilities	(1,399)	8,366	(441,892)	(775,556)

Interest paid	(133,073)	-	(766,826)	(488,129)

Net cash used by operating activities	(158,568)	(8,086)	(313,175)	(63,189)

Cash flows from investing activities
Short and long-term investments	-	-	(103,495)	-
Cash received on sale of property and equipment	-	-	7,270	-
Sale and leaseback	-	-	2,387	10,322
Acquisition of property and equipment	-	-	(30,711)	(245,887)
Acquisition of capitalized maintenance	-	-	(97,630)	(171,483)
Acquisition of intangible assets	-	-	(15,989)	(28,841)
Net cash used by investing activities	-	-	(238,168)	(435,889)

Cash flows from financing activities
Loans and financing
Proceeds	-	250,000	3,093,825	1,440,584
Repayment	-	-	(1,924,165)	(376,969)
Costs	-	(4,446)	(315,190)	(19,537)
Reverse factoring	-	-	-	(287,481)
Leases	-	-	(1,033,147)	(813,508)
Related parties	166,666	(225,763)	-	-
Advance for future capital increase	1,843	18	1,843	18
Treasury shares	-	(2,544)	-	(2,544)
Net cash provided (used) by financing activities	168,509	17,265	(176,834)	(59,437)

Exchange rate changes on cash and cash equivalents	(10,586)	26	(21,135)	(1,215)

Increase (decrease) in cash and cash equivalents	(645)	9,205	(749,312)	(559,730)

Cash and cash equivalents at the beginning of the period	2,015	2,809	1,210,009	1,897,336
Cash and cash equivalents at the end of the period	1,370	12,014	460,697	1,337,606

The accompanying notes are an integral part of these interim condensed individual and consolidated financial statements.

13

		Parent company		Consolidated
		Three months ended
	Note	March 31, 2025	March 31, 2024	March 31, 2025	March 31, 2024
Gross sales revenue
Passenger revenue	32	-	-	5,018,203	4,357,646
Other revenues	32	-	-	407,497	355,979
Expected loss with accounts receivable	7	-	-	(1,919)	(1,621)
		-	-	5,423,781	4,712,004
Inputs acquired from third parties
Aircraft fuel		-	-	(1,571,989)	(1,353,278)
Materials, energy, third-party services and others		(3,368)	(2,663)	(700,933)	(1,195,208)
Insurances		(2,361)	(2,031)	(18,000)	(19,249)
	33	(5,729)	(4,694)	(2,290,922)	(2,567,735)

Gross value added		(5,729)	(4,694)	3,132,859	2,144,269

Retentions	33
Depreciation and amortization		-	-	(815,237)	(614,497)
Impairment		-	-	-	7,296

Net value added		(5,729)	(4,694)	2,317,622	1,537,068

Value added received in transfers

Equity	14	1,902,845	(1,084,891)	-	-
Financial income	34	22	290	31,589	44,924
		1,902,867	(1,084,601)	31,589	44,924

Value added to be distributed		1,897,138	(1,089,295)	2,349,211	1,581,992

Distribution of value added:
Personnel (a)

Salaries and wages		2,755	12,051	462,767	434,916
Benefits		979	883	99,706	94,973
F.G.T.S.		129	154	43,139	38,741
	33	3,863	13,088	605,612	568,630
Taxes, fees and contributions

Federal (b)		464	(6,173)	126,013	88,915
State		-	-	11,897	12,072
Municipal		-	-	3,150	4,464
		464	(6,173)	141,060	105,451
Third party capital

Financial expenses	34	457,288	64,189	2,798,926	1,223,923
Derivative financial instruments, net	34	(197,496)	(151,573)	(204,868)	(189,943)
Foreign currency exchange, net	34	(20,596)	41,469	(2,735,210)	868,754
Rentals	33	-	-	90,076	55,472
		239,196	(45,915)	(51,076)	1,958,206

Own capital

Profit (loss) for the period		1,653,615	(1,050,295)	1,653,615	(1,050,295)

(a) Not including INSS in the amount of R$462 in the parent company R$115,068 in the consolidated, as it is in the federal tax line.

(b) In 2024, includes deferred income tax and social contribution accounted for in the parent company.

The accompanying notes are an integral part of these interim condensed individual and consolidated financial statements.

14

1.    OPERATIONS

Azul S.A. (“Azul”), together with its subsidiaries (“Company”) is a corporation governed by its bylaws, as per Law No. 6404/76 and by the corporate governance level 2 listing regulation of B3 S.A. – Brasil, Bolsa, Balcão (“B3”). Azul was incorporated on January 3, 2008, and its core business comprises the operation of regular and non-regular airline passenger services, cargo or mail, passenger charter, provision of maintenance and hangarage services for aircraft, engines, parts and pieces, aircraft acquisition and lease, development of frequent-flyer programs, development of related activities and equity holding in other companies since the beginning of its operations on December 15, 2008.

Azul carries out its activities through its subsidiaries, mainly Azul Linhas Aéreas Brasileiras S.A. (“ALAB”) and Azul Conecta Ltda. (“Conecta”), which hold authorization from government authorities to operate as airlines and ATS Viagens e Turismo Ltda (“Azul Viagens”) for tourism services.

Azul shares are traded on B3 and on the New York Stock Exchange (“NYSE”) under tickers AZUL4 and AZUL, respectively.

Azul is headquartered at Avenida Marcos Penteado de Ulhôa Rodrigues, 939, 8th floor, in the city of Barueri, state of São Paulo, Brazil.

1.1 Organizational structure

The Company organizational structure as of March 31, 2025 is as follows:

15

The table below lists the operational activities in which the Azul subsidiaries are engaged, as well as the ownership.

					% equity interest
Company	Type of investment	Main activity	State	Country	March 31, 2025	December 31, 2024
Azul IP Cayman Holdco Ltd. (Azul Cayman Holdco)	Direct	Holding of equity interests in other companies	George Town	Cayman Islands	25%	25%
Azul IP Cayman Ltd. (Azul Cayman)	Indirect	Intellectual property owner	George Town	Cayman Islands	100%	100%
IntelAzul S.A. (IntelAzul)	Direct	Frequent-flyer program	São Paulo	Brazil	100%	100%
Azul IP Cayman Holdco Ltd. (Azul Cayman Holdco)	Indirect	Holding of equity interests in other companies	George Town	Cayman Islands	25%	25%
Azul Linhas Aéreas Brasileiras S.A. (ALAB)	Direct	Airline operations	São Paulo	Brazil	100%	100%
Azul IP Cayman Holdco Ltd. (Azul Cayman Holdco)	Indirect	Holding of equity interests in other companies	George Town	Cayman Islands	25%	25%
Azul Conecta Ltda. (Conecta)	Indirect	Airline operations	São Paulo	Brazil	100%	100%
ATS Viagens e Turismo Ltda. (Azul Viagens)	Indirect	Travel packages	São Paulo	Brazil	100%	100%
ATSVP Viagens Portugal, Unipessoal LDA (Azul Viagens Portugal)	Indirect	Travel packages	Lisbon	Portugal	100%	100%
Azul IP Cayman Holdco Ltd. (Azul Cayman Holdco)	Indirect	Holding of equity interests in other companies	George Town	Cayman Islands	25%	25%
Cruzeiro Participações S.A (Cruzeiro)	Indirect	Holding of equity interests in other companies	São Paulo	Brazil	100%	100%
Azul Investments LLP (Azul Investments)	Indirect	Funding	Delaware	USA	100%	100%
Azul SOL LLC (Azul SOL)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Azul Finance LLC (Azul Finance)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Azul Finance 2 LLC (Azul Finance 2)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Blue Sabiá LLC (Blue Sabiá)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Canela Investments LLC (Canela)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Canela Turbo Three LLC (Canela Turbo)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Azul Saira LLC (Azul Saira)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Azul Secured Finance LLP (Azul Secured)	Indirect	Funding	Delaware	USA	100%	100%
Azul Secured Finance 2 LLP (Azul Secured 2)	Indirect	Funding	Delaware	USA	100%	100%

1.2 Seasonality

The Company’s operating revenues depend substantially on the general volume of passenger and cargo traffic, which is subject to seasonal changes. Our passenger revenues are generally higher during the summer and winter holidays, in January and July respectively, and in the last two weeks of December, which corresponds to the holiday season. Considering the distribution of fixed costs, this seasonality tends to cause variations in operating results between periods of the fiscal year.

2.    GOING CONCERN

2.1 Management Statement

The Company's individual and consolidated financial statements were prepared on going concern basis, which assumes that the Company will be able to fulfill its payment obligations in accordance with contracted maturities.

On performing the Company's going concern assessment, management considered the financial position and results of operations up to March 31, 2025, as well as other foreseen or occurred events up to the date of issuance of these interim condensed individual and consolidated financial statements.

16

Management understands that even with the existence of a certain degree of uncertainty regarding the Company's ability to fulfill its obligations, the renegotiations carried out between the Company and its creditors, as disclosed in notes 18, 19, 21 and 38, corroborate Management's assessment of the Company's reasonable expectation of having sufficient resources to continue operating in the foreseeable future.

Additionally, Management's conclusion is based on the Company's business plan approved by the Board of Directors in December 2024 and the entire debt restructuring in which the Company is engaged. The Company's business plan includes future actions, macroeconomic and aviation sector assumptions, such as the level of demand for air transport with corresponding increase in fees and estimated exchange rates and fuel prices.

Management confirms that all relevant information specific to the interim condensed individual and consolidated financial statements is being disclosed and corresponds to that used by it in the development of its business management activities.

2.2 Non-binding Memorandum of Understanding

In January 2025, the Company signed a non-binding memorandum of understanding (“MoU”) with Abra Group Limited (“Abra”) aligning the terms and conditions for the potential business combination between Azul and Gol Linhas Aéreas Inteligentes S.A. (“Gol”).

The MoU describes the understandings regarding the governance of the entity resulting from the transaction and reinforces the interest in continuing negotiations regarding the proposed share exchange and other conditions. If the transaction is implemented, Azul and Gol will maintain their operating certificates segregated under a single listed resulting entity.

The closing of the transaction is subject to the agreement between Abra and Azul regarding the economic terms of the transaction, the satisfactory conclusion of due diligence, the execution of definitive agreements, the obtaining of corporate and regulatory approvals (including from the Brazilian antitrust authority), the fulfillment of customary closing conditions, the consummation of Gol's reorganization plan within the scope of the judicial recovery and the receipt, by Abra, of the corresponding consideration.

2.3 Restructuring

During the first quarter of 2025, the Company made significant progress in restructuring its obligations to debt holders, lessors and suppliers.

The restructuring and recapitalization included a structured financing plan focused on improving liquidity, cash generation and reducing leverage, as detailed in notes 18, 19, 20, 21 and 38.

17

2.4 Net working capital and capital structure

The Company's working capital and liquid equity position are as shown below:

Description	March 31, 2025	December 31, 2024	Variation

Net working capital	(11,060,626)	(15,684,277)	4,623,651
Equity	(28,451,132)	(30,435,270)	1,984,138

The variation in the balance of net working capital balance, which represents an improvement of 29.5%, is mainly due to the restructuring of its obligations to debt securities holders, lessors and suppliers, in addition to the 7.3% appreciation of the real against the dollar.

The positive variation of equity is mainly due to the Company's operating result, in the amount of R$1,480,889, mainly due to the effects of the restructuring.

3.    DECLARATION OF THE MANAGEMENT, BASIS OF PREPARATION AND PRESENTATION OF THE INTERIM CONDENSED INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS

The Company’s interim condensed individual and consolidated financial statements have been prepared in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), specifically IAS 34 – Interim Financial Reporting. The accounting practices adopted in Brazil include those included in the Brazilian corporation law and the technical pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (“CPC”), approved by the Federal Accounting Council (“CFC”) and the Brazilian Securities and Exchange Commission (“CVM”).

The Company’s interim condensed individual and consolidated financial statements have been prepared based on the real (“R$”) as a functional and presentation currency. All currencies shown are expressed in thousands unless otherwise noted.

The Company operates mainly through its aircraft and other assets that support flight operations, making up its cash generating unit (CGU) and its only reportable segment: air transport.

The preparation of the Company's interim condensed individual and consolidated financial statements requires Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. However, the uncertainty related to these judgments, assumptions and estimates can lead to results that require a significant adjustment to the carrying amount of assets, liabilities, income and expenses in future years.

18

As a consequence of the improvements made to the presentation of some items in the statements of cash flows the following reclassifications were carried out to ensure comparability of balances from the previous period:

	Consolidated
	March 31, 2024
Statements of Cash Flows	As reported	Reclassifications	Reclassified

Changes in operating assets and liabilities

Advances to suppliers	(523,463)	523,463	-
Accounts payable	352,064	(523,463)	(171,399)
Total	(171,399)	-	(171,399)

The interim condensed individual and consolidated financial statements have been prepared based on the historical cost, except for the items bellow:

Fair value:

•	Long-term investments – TAP Bond;
•	Derivative financial instruments; and
•	Debenture conversion right.

Other:

•	Investments accounted for under the equity method.

3.1 Approval and authorization for issue of the interim condensed individual and consolidated financial statements

The approval and authorization for issue of these interim condensed individual and consolidated financial statements occurred at the Board of Directors’ meeting held on May 14, 2025.

4.    MAIN ACCOUNTING PROCEDURES

The interim condensed individual and consolidated financial statements of the company was prepared based on the main accounting procedures: practices and methods of calculating estimates adopted and presented in detail in the financial statements for the year ended December 31, 2024 and disclosed on February 24, 2025 and, therefore, must be read together.

4.1 New relevant accounting standards, changes and interpretations

The following accounting standards came into effect on January 1, 2025 and did not significantly impact on the Company's balance sheet or income statement.

Norm	Charge

CPC 02 – equivalent to IAS 21	Lack of convertibility between currencies
CPC 18 – equivalent to IAS 28	Application of the equity method for the measurement of investments in subsidiaries
ICPC 09	Review for writing correction and reference

19

4.2 Foreign currency transactions

Foreign currency transactions are recorded at the exchange rate in effect at the date the transactions take place. Monetary assets and liabilities designated in foreign currency are determined based on the exchange rate in effect on the balance sheet date, and any difference resulting from currency conversion is recorded under the heading “Foreign currency exchange, net” in the statements of operation.

The exchange rates to Brazilian reais are as follows:

	Exchange rate
	Final rate			Average rate
Description	March 31, 2025	December 31, 2024	Variation %	March 31, 2025	March 31, 2024	Variation %

U.S. dollar	5.7422	6.1923	(7.3%)	5.8522	4.9515	18.2%
Euro	6.1993	6.4363	(3.7%)	6.1608	5.3768	14.6%

5.    CASH AND CASH EQUIVALENTS

		Parent company		Consolidated
Description	Weighted average rate p.a.	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024

Cash and bank deposits	-	950	1,960	242,260	167,998
Cash equivalents:
Bank Deposit Certificate – CDB	75.2% of CDI	-	-	50,796	698,979
Repurchase agreements	94.1% of CDI	420	55	167,641	294,470
Others	-	-	-	-	48,562
		1,370	2,015	460,697	1,210,009

6.    SHORT AND LONG-TERM INVESTMENTS

			Consolidated
Description	Weighted average rate p.a.	Maturity	March 31, 2025	December 31, 2024

TAP Bond	7.5%	Mar-26	946,065	1,004,505
Investment funds	15.9%	Jun-26	217,075	107,847
			1,163,140	1,112,352

Current			1,140,429	71,898
Non-current			22,711	1,040,454

20

7.    ACCOUNTS RECEIVABLE

	Consolidated
Description	March 31, 2025	December 31, 2024
Local currency

Credit card companies	680,062	720,938
Cargo and travel agencies	305,474	234,036
Loyalty program partners	65,633	37,497
Others	93,836	43,602

Total local currency	1,145,005	1,036,073

Foreign currency

Credit card companies	23,973	19,659
Reimbursement receivable for maintenance reserves	40,633	101,487
Airline partner companies	16,952	14,455
Clearinghouse - agencies and cargo	36,049	37,748
Others	457,202	593,676

Total foreign currency	574,809	767,025

Total	1,719,814	1,803,098

Allowance for losses	(29,643)	(27,724)
Total net	1,690,171	1,775,374

The increase in “Other” accounts receivable in foreign currency mainly refers to contractual guarantees from aeronautical manufacturers.

In Brazil, credit card receivables are not exposed to credit risk of the cardholder. The balances can easily be converted into cash, when necessary, through advance payment with credit card companies.

During the three months ended March 31, 2025, the Company anticipated the receipt of R$2,923,382 in accounts receivable from credit card administrators, without right of return, with an average cost of 1.2% p.m. on the anticipated amount. On the same date, the balance of accounts receivable is net of R$3,118,463 due to such advances (R$4,434,864 on December 31, 2024).

21

The breakdown of accounts receivable by maturity, net of allowances for losses:

	Consolidated
Description	March 31, 2025	December 31, 2024

Not past due
Up to 90 days	583,397	682,785
91 to 360 days	671,925	553,415
	1,255,322	1,236,200
Past due
Up to 90 days	52,499	311,261
91 to 360 days	366,780	219,495
Over 360 days	15,570	8,418
	434,849	539,174

Total	1,690,171	1,775,374

As of May 02, 2025, of the total amount due, R$32,459 has been received.

The movement of allowances for losses is presented below:

	Consolidated
Description	March 31, 2025	March 31, 2024

Balances at the beginning of the period	(27,724)	(27,234)
Additions	(9,832)	(9,594)
Reversal	5,730	7,973
Write-off of uncollectible amounts	2,183	-
Balances at the end of the period	(29,643)	(28,855)

8.    INVENTORIES

	Consolidated
Description	March 31, 2025	December 31, 2024

Maintenance materials and parts	989,070	966,701
Flight attendant, uniforms and others	27,498	30,430
Provision for losses	(44,014)	(53,553)
Total net	972,554	943,578

22

9.    DEPOSITS

	Parent company		Consolidated
Description	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024

Security deposits	9	65	729,496	688,034
Maintenance reserves	-	-	2,789,077	2,942,716

Total	9	65	3,518,573	3,630,750

Provision for loss	-	-	(168,194)	(238,088)

Total net	9	65	3,350,379	3,392,662

Current	-	-	352,017	328,876
Non-current	9	65	2,998,362	3,063,786

The movement of security deposits and maintenance reserves is as follows:

	Parent company	Consolidated
Description	Security deposits	Security deposits	Maintenance reserves	Total

At December 31, 2024	65	688,034	2,704,628	3,392,662

Additions	9	101,359	115,573	216,932
Returns	(65)	(18,659)	(35,678)	(54,337)
Provision movement	-	-	52,958	52,958
Use by the lessor	-	-	(23,211)	(23,211)
Foreign currency exchange	-	(41,238)	(193,387)	(234,625)

At March 31, 2025	9	729,496	2,620,883	3,350,379

At March 31, 2025
Current	-	143,840	208,177	352,017
Non-current	9	585,656	2,412,706	2,998,362

At December 31, 2024
Current	-	113,799	215,077	328,876
Non-current	65	574,235	2,489,551	3,063,786

The movement of provision for loss of maintenance reserves is as follows:

	Consolidated
Description	March 31, 2025	March 31, 2024

Balances at the beginning of the period	(238,088)	(278,352)
Movements
Additions	(4,057)	(12,578)
Reversals	33,804	10,139
Use by the lessor	23,211	1,533
	52,958	(906)
Foreign currency exchange	16,936	(8,926)
Balances at the end of the period	(168,194)	(288,184)

23

10.    TAXES RECOVERABLE

	Parent company		Consolidated
Description	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024

PIS and COFINS	-	-	95,426	76,420
ICMS	-	-	53,171	53,018
Taxes withheld	25	11	123,423	114,454
Provision expected loss taxes withheld	-	-	(5,192)	(4,972)
Others	-	-	1,194	1,167

	25	11	268,022	240,087

Current	25	11	231,886	203,951
Non-current	-	-	36,136	36,136

11.    ADVANCE TO SUPPLIERS

	Consolidated
Description	March 31, 2025	December 31, 2024

Local currency	145,739	138,352
Foreign currency	161,424	205,203
Allowance for losses	(77,469)	(69,273)
	229,694	274,282

12.    OTHER ASSETS

	Parent company		Consolidated
Description	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024

Insurances	-	2,357	91,100	97,683
Maintenance	-	-	776,337	737,297
Others	43,051	-	430,449	426,773

Total	43,051	2,357	1,297,886	1,261,753

Current	43,051	2,357	883,475	850,052
Non-current	-	-	414,411	411,701

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13.    INCOME TAX AND CONTRIBUTION

13.1 Breakdown of deferred taxes

	Parent company			Consolidated
Description	December 31, 2024	Profit or loss	March 31, 2025	December 31, 2024	Profit or loss	March 31, 2025

Deffered liabilities

Breakage	-	-	-	(294,419)	(32,830)	(327,249)
Foreign currency exchange	(537,910)	(94,078)	(631,988)	(537,910)	(1,378,212)	(1,916,122)
Leases	-	-	-	(3,866,152)	14,844	(3,851,308)
Others	-	-	-	(2,013)	-	(2,013)

Total	(537,910)	(94,078)	(631,988)	(4,700,494)	(1,396,198)	(6,096,692)

Deffered assets

Allowance for losses	-	-	-	2,192	-	2,192
Financial instruments	-	-	-	22,228	(11,095)	11,133
Foreign currency exchange	587,864	88,283	676,147	587,864	626,394	1,214,258
Provisions	954	193	1,147	1,767,016	(413,739)	1,353,277
Leases	-	-	-	5,853,368	117,312	5,970,680

	588,818	88,476	677,294	8,232,668	318,872	8,551,540

Deferred tax asset reducer	(50,908)	5,602	(45,306)	(3,532,174)	1,077,326	(2,454,848)

Total	537,910	94,078	631,988	4,700,494	1,396,198	6,096,692

Total income tax and deferred social contribution	-	-	-	-	-	-

13.2 Reconciliation of the effective income tax rate

	Parent company		Consolidated
	Three months ended
Description	March 31, 2025	March 31, 2024	March 31, 2025	March 31, 2024

Profit (loss) before IR and CSLL	1,653,615	(1,057,075)	1,653,630	(1,057,075)
Combined nominal tax rate	34%	34%	34%	34%
Taxes calculated at nominal rates	(562,229)	359,406	(562,234)	359,406

Adjustments to determine the effective rate
Result from investments not taxed abroad	-	-	-	108,499
Equity	646,967	(368,863)	-	-
Unrecorded benefit on tax losses and temporary differences	(136,899)	(39,250)	510,605	(540,612)
Mark to market of convertible instruments	67,149	51,535	67,149	51,535
Permanent differences	(14,988)	(9,608)	(15,541)	(9,919)
Rate differential	-	-	-	25,259
Others	-	-	6	(948)
	-	(6,780)	(15)	(6,780)

Current income tax and social contribution	-	-	(15)	-
Deferred income tax and social contribution	-	6,780	-	6,780

	-	6,780	(15)	6,780

Effective rate	-	0.6%	-	0.6%

25

The Company has tax losses that are available indefinitely for offset against 30% of future taxable profits on which deferred income tax and social contribution assets have not been created, as it is not likely that future taxable profits will be available for the Company to use them, as below:

	Parent company		Consolidated
Description	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024

Tax losses and negative bases	1,619,318	1,197,171	21,810,179	21,160,095

Tax loss (25%)	404,830	299,293	5,452,545	5,290,024
Negative social contribution base (9%)	145,739	107,745	1,962,916	1,904,409

14.    INVESTMENTS

14.1 Direct investments

	Company equity interest
Description	Paid-up capital	Voting capital	Equity

At December 31, 2024
ALAB	100%	100%	(28,938,351)
IntelAzul	100%	100%	(21,818)
Goodwill – IntelAzul	100%	100%	780,991
Azul Cayman Holdco	25%	25%	-
Total			(28,179,178)

At March 31, 2025
ALAB	100%	100%	(26,705,925)
IntelAzul	100%	100%	(22,719)
Goodwill – IntelAzul	100%	100%	780,991
Azul Cayman Holdco	25%	25%	-
Total			(25,947,653)

14.2 Movement of the investments

Description	ALAB	IntelAzul	Total

At December 31, 2024	(28,938,351)	759,173	(28,179,178)

Equity	1,903,746	(901)	1,902,845
Capital increase	315,874	-	315,874
Share-based payment	12,806	-	12,806

At March 31, 2025	(26,705,925)	758,272	(25,947,653)

Investments			758,272
Provision for loss on investment			(26,705,925)

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15.    PROPERTY AND EQUIPMENT

	Consolidated
Description	Weighted average rate (p.a.)	December 31, 2024	Additions	Write-offs	March 31, 2025

Cost
Maintenance materials and parts		2,133,015	109,690	(29,917)	2,212,788
Equipment		212,860	4,572	(79)	217,353
Aircraft, engines and simulators		384,282	-	(19,609)	364,673
Improvements		660,624	9,371	(918)	669,077
Maintenance		85,157	-	(33,281)	51,876
Others		28,502	334	(2)	28,834
Construction in progress		59,314	9,273	(8,310)	60,277
Advance payments for acquisition of aircraft		1,036,374	103,136	-	1,139,510
		4,600,128	236,376	(92,116)	4,744,388

Depreciation
Maintenance materials and parts	7%	(895,971)	(39,798)	4,020	(931,749)
Equipment	18%	(141,485)	(9,564)	64	(150,985)
Aircraft, engines and simulators	7%	(246,405)	(6,781)	8,620	(244,566)
Improvements	9%	(233,508)	(14,264)	-	(247,772)
Maintenance	13%	(26,031)	(2,677)	8,976	(19,732)
Others	8%	(22,174)	(587)	1	(22,760)
		(1,565,574)	(73,671)	21,681	(1,617,564)

Total property and equipment, net		3,034,554	162,705	(70,435)	3,126,824

During the three months ended March 31, 2025, the Company carried out “sale and leaseback” transactions for an engine, where the revenue, net of sales costs, corresponds to a gain of R$1,798 (R$27,441 on March 31 2024) and is recognized under the heading “Other costs of services provided”

16.    RIGHT-OF-USE ASSETS

	Consolidated
Description	Weighted average rate (p.a.)	December 31, 2024	Additions	Write-offs	Modifica-tions	March 31, 2025

Cost
Aircraft, engines and simulators		16,856,505	205,601	(23,562)	389,689	17,428,233
Maintenance		2,178,896	408,046	(2,509)	(26,805)	2,557,628
Restoration		2,148,670	109,597	(40,579)	(839,244)	1,378,444
Others		350,925	2,569	-	217	353,711
		21,534,996	725,813	(66,650)	(476,143)	21,718,016

Depreciation
Aircraft, engines and simulators	10%	(8,163,584)	(411,448)	23,562	-	(8,551,470)
Maintenance	20%	(883,821)	(109,219)	1,523	-	(991,517)
Restoration	28%	(880,533)	(148,598)	24,870	403,105	(601,156)
Others	17%	(136,379)	(15,203)	-	-	(151,582)
		(10,064,317)	(684,468)	49,955	403,105	(10,295,725)

Right-of-use assets, net		11,470,679	41,345	(16,695)	(73,038)	11,422,291

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17.    INTANGIBLE ASSETS

	Consolidated
Description	Weighted average rate (p.a.)	December 31, 2024	Additions	Write-offs	March 31, 2025

Cost
Goodwill	-	901,417	-	-	901,417
Slots	-	126,547	-	-	126,547
Software	-	898,465	65,390	(25,287)	938,568
		1,926,429	65,390	(25,287)	1,966,532

Amortization
Software	31%	(366,816)	(57,547)	24,866	(399,497)
		(366,816)	(57,547)	24,866	(399,497)

Total intangible assets, net		1,559,613	7,843	(421)	1,567,035

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18.    LOANS AND FINANCING

Consolidated
Description	Average nominal rate p.a.	Effective ratem p.a	Maturity	December 31, 2024	Funding (–) costs (c)	Payment of principal	Payment of interest	Interest incurred	Foreign currency exchange	Effects of restructuring (a)	Amortized cost	March 31, 2025

In foreign currency – US$

Senior notes – 2026	7.3%	7.8%	Jun-26	196,241	-	-	-	3,340	(14,369)	-	162	185,374
Senior notes – 2028	11.9%	13.3%	Aug-28	6,196,281	-	-	(555)	55,280	(306,862)	(5,929,442)	3,762	18,464
Senior notes – 2029	11.5%	11.5%	May-29	1,533,659	-	-	(815)	13,341	(74,725)	(1,443,339)	-	28,121
Senior notes – 2030	10.9%	10.9%	May-30	3,649,185	-	-	(5,096)	32,260	(180,928)	(3,309,622)	-	185,799
Sênior notes 1L – 2028 (a)	11.9%	11.9%	Aug-28	-	396,779	(177,843)	(182,960)	124,827	(159,027)	6,084,736	-	6,086,512
Sênior notes 2L – 2029	11.5%	11.5%	May-29	-	26,854	(40,281)	(40,195)	27,309	(36,324)	1,443,339	-	1,380,702
Sênior notes 2L – 2030	10.9%	10.9%	May-30	-	58,290	(87,443)	(87,263)	59,309	(83,368)	3,309,622	-	3,169,147
Bridge notes – 2026	Sofr Index + 8.3% ou 10.7%	37.8% (b)	Jan-25	976,968	-	(928,148)	(29,027)	11,086	(47,924)	-	17,045	-
Superpriority notes	Sofr Index + 8.3% ou 10.7%	18.1%	Jan-30	-	2,806,143	-	(38,647)	79,599	(79,663)	-	3,475	2,770,907

Aircraft, engines and others	Sofr 1M + 4.6%	8.9%	May-26	729,110	-	-	(15,300)	14,597	(52,653)	-	-	675,754
	Sofr 3M + 2.6%	10.3%	Dec-27	116,145	214,776	(40,689)	(2,104)	2,519	(6,113)	-	840	285,374
	Sofr 3M + 5.5%	9.9%	Jun-30	-	103,136	-	-	-	223	-	-	103,359
	4.9%	6.6%	Mar-29	145,822	84,884	(9,786)	(1,927)	3,722	(6,205)	-	69	216,579
				13,543,411	3,690,862	(1,284,190)	(403,889)	427,189	(1,047,938)	155,294	25,353	15,106,092

In local currency - R$

Debentures	CDI + 5.4%	15.4%	Dec-28	841,858	-	(83,421)	(33,834)	32,121	-	-	1,619	758,343
	6.5%	6.5%	Mar-27	596,148	-	(556,554)	(34,962)	297	-	-	207	5,136
				1,438,006	-	(639,975)	(68,796)	32,418	-	-	1,826	763,479

Total in R$				14,981,417	3,690,862	(1,924,165)	(472,685)	459,607	(1,047,938)	155,294	27,179	15,869,571

Current				2,207,199								732,029
Non-current				12,774,218								15,137,542

(a) Due to the restructuring, R$552,073 was recorded in the income statement under the caption “Restructuring of loans and financing”. The amount refers to R$396,779 of incorporation of fees and R$155,294, mainly, of costs of the original fundraising.

(b) The effective rate of 37.8% per year is due to the very short maturity term and transaction costs.

(c) Due to the restructuring, R$84,884 was recorded in the income statement under the caption “Restructuring of debentures”. The amount refers to the incorporation of fees.

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18.1 Schedule of amortization of debt

	Consolidated
Description	March 31, 2025	December 31, 2024

2025	615,710	2,207,199
2026	1,210,619	1,211,585
2027	218,301	160,172
2028	6,272,142	6,267,806
2029	1,396,668	1,520,407
After 2029	6,156,131	3,614,248
	15,869,571	14,981,417

Current	732,029	2,207,199
Non-current	15,137,542	12,774,218

18.2 Restructuring

During the first quarter of 2025, in exchange for the substantial balance of Senior Notes 2028, 2029 and 2030 – (“Existing Notes”), the subsidiary Azul Secured issued Senior Notes 1L – 2028 and Senior Notes 2L – 2029 and 2030 with the following conditions:

•	Senior Notes 1L – 2028: R$6,180,810 (equivalent to US$1,048,839) in principal amount, on a first-lien basis, due in 2028, remuneration of 11.9% per year and incorporation into the principal of fees in the amount of R$396,779;

•	Senior notes 2L – 2029: R$1,443,339 (equivalent to US$238,015) in principal amount, on a second-lien basis, maturing in 2029, remuneration of 11.5% per year and incorporation of interest into the principal of R$26,854; and

•	Senior notes 2L – 2030: R$3,309,622 (equivalent to US$546,620) in principal amount, on a second-lien basis, maturing in 2030, remuneration of 10.9% per year and incorporation of interest into the principal of R$58,290.

The Senior Notes 1L – 2028 are guaranteed on a first lien basis after the payments of the superpriority Notes, but before the payments of the Senior Notes 2L – 2029 and 2030, in addition to other debts and other obligations, as per priorities established in an agreement between creditors. The guarantee package consists of the fiduciary assignment of the flow of receivables of Azul Viagens, the loyalty program and the fiduciary sale of the intellectual property of the loyalty program.

In addition, the Company has executed supplemental indentures to amend the terms of the Existing Notes in accordance with its solicitation of consents to substantially eliminate all restrictive covenants, events of default and collateral.

In accordance with CPC 48 – Financial Instruments, equivalent to IFRS 9, the Company concluded that the renegotiation falls within the scope of debt extinguishment. Therefore, the proportional amounts previously recorded were extinguished and a new debt was recorded. For this reason, any costs or fees incurred were recognized in the result.

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18.3 Relevant Funding

18.3.1 Superpriority Notes

During the first quarter of 2025, the subsidiary Azul Secured issued superpriority notes in a private, in the principal amount of R$3,093,825 (equivalent to US$525,000), with costs of R$315,190, interest equivalent to Sofr Index + 8.3% p.a. (if paid in cash) or + 10.7% p.a. (if is capitalized), quarterly interest payments, the first in February 2025, and due in January 2030.

Additionally, interest in the amount of R$27,508 was incorporated into the principal.

18.4 Covenants

The Company measures restrictive clauses (“covenants”) in some of its loan and financing contracts, as shown below:

Covenant related to:	Frequency of measurement	Indicators needed to a measurement	Reached

12th ALAB debentures issue	Quarterly	(i) Immediate Liquidity exceeding R$1 billion.	Waiver
	Annual	(ii) Leverage: equal to or less than 3.75x, as of December 31, 2024, with said ratio being obtained by adjusted net debt / adjusted EBITDA.	N/A
9th and 10th ALAB debenture issue	Annual	(i) adjusted debt service coverage ratio (ICSD) equal to or greater than 1.2; (ii) financial leverage less than or equal to 6.5 in 2023; 5.0 in 2024 and 2025; and 4.5 in 2026 and 2027.	N/A
Aircraft, engines and others	Quarterly	(i) The total cash balance on the last day of the quarter is not less than R$1 billion.	Waiver
	Annual	(ii) Leverage: equal to or less than 5.50, with the referred Index being obtained by net debt / EBITDA on the last day of the year.	N /A
Senior notes 1L, 2L and Superpriority notes	Quarterly	(i) Immediate Liquidity exceeding R$350 million on March 31, 2025; (ii) Immediate Liquidity exceeding R$500 million as of June 30, 2025.	Reached

19.    LEASES

	Parent company		Consolidated
Description	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024

Leases	-	-	17,668,199	17,338,698
Leases – Notes	-	-	1,126,330	1,356,984
Leases – Convertible to equity	-	2,683,165	-	2,683,165
	-	2,683,165	18,794,529	21,378,847

Current	-	1,241,318	4,103,651	6,314,221
Non-current	-	1,441,847	14,690,878	15,064,626

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19.1 Restructuring

During the first quarter of 2025, the Company made significant progress in restructuring its obligations to lessors, which included:

•	Elimination of share issuance obligations in exchange for 93,697,586 new preferred shares in a single issuance;

•	Partial exchange of the 2030 notes for new unsecured notes due in 2032 and an option for the Company to incorporate interest into principal (“PIK”); and

•	Definitive and binding agreements, with deferrals of balances, extensions of terms and changes in amounts.

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19.2 Leases

Consolidated
Description	Average remaining term	Weighted average rate p.a.	December 31, 2024	Additions	Modifications	Payments	Interest incurred	Transfers (a)	Write-offs	Foreign currency exchange	March 31, 2025

Lease without purchase option:
Aircraft, engines and simulators	9.8	16.9%	16,357,918	198,760	2,123,375	(1,057,744)	532,390	(155,250)	(8,066)	(1,183,282)	16,808,101
Others	4.7	11.7%	269,886	2,569	217	(25,168)	6,333	-	-	(10,983)	242,854
Lease with purchase option:
Aircraft, engines and simulators	4.0	14.5%	710,894	-	23,164	(86,751)	21,012	-	-	(51,075)	617,244

Total			17,338,698	201,329	2,146,756	(1,169,663)	559,735	(155,250)	(8,066)	(1,245,340)	17,668,199

Current			4,928,197								4,024,232
Non-current			12,410,501								13,643,967

(a) Transfer balances are to “Accounts payable”.

19.3 Leases – Notes

Consolidated
Description	Average remaining term	Weighted average rate p.a.	December 31, 2024	Modifications	Payments	Interest incurred	Foreign currency exchange	March 31, 2025

Financing with lessors – Notes	5.8	16.3%	1,356,984	(168,327)	(7,137)	44,271	(99,461)	1,126,330

Total			1,356,984	(168,327)	(7,137)	44,271	(99,461)	1,126,330

Current			144,706					79,419
Non-current			1,212,278					1,046,911

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19.4 Leases – Convertible to equity

Parent company and Consolidated
Description	Average remaining term	Weighted average rate p.a.	December 31, 2024	Modifications	Payments	Interest incurred	Foreign currency exchange	March 31, 2025

Financing with lessors – Convertible to equity	-	-	2,683,165	(2,172,452)	(379,377)	69,354	(200,690)	-

Total			2,683,165	(2,172,452)	(379,377)	69,354	(200,690)	-

Current			1,241,318					-
Non-current			1,441,847					-

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19.5 Schedule of amortization of leases

	Consolidated
Description	March 31, 2025	December 31, 2024

2025	3,338,852	5,219,787
2026	3,830,282	3,935,627
2027	3,743,710	3,473,086
2028	3,860,829	3,095,203
2029	3,245,273	2,797,924
After 2029	16,351,824	10,562,642
Minimum lease payments	34,370,770	29,084,269

Financial charges	(16,702,571)	(11,745,571)

Present value of minimum lease payments	17,668,199	17,338,698

Current	4,024,232	4,928,197
Non-current	13,643,967	12,410,501

19.6 Schedule of amortization of leases – Notes

	Consolidated
Description	March 31, 2025	December 31, 2024

2025	65,337	155,502
2026	87,116	132,873
2027	87,116	132,873
2028	87,116	132,873
2029	87,116	132,873
After 2029	2,085,643	1,838,076
Minimum lease payments	2,499,444	2,525,070

Financial charges	(1,373,114)	(1,168,086)

Present value of minimum lease payments	1,126,330	1,356,984

Current	79,419	144,706
Non-current	1,046,911	1,212,278

19.7 Schedule of amortization of leases – Convertible to equity

	Parent company and Consolidated
Description	March 31, 2025	December 31, 2024

2025	-	1,292,650
2026	-	1,058,962
2027	-	757,234
Minimum lease payments	-	3,108,846

Financial charges	-	(425,681)
Present value of minimum lease payments	-	2,683,165

Current	-	1,241,318
Non-current	-	1,441,847

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19.8 Covenants

The Company measures restrictive clauses (“covenants”) in some of its related to the level of indebtedness and coverage of debt payments contracts, as shown below:

Covenant related to:	Frequency of measurement	Indicators needed to a measurement	Reached

Leases	Annual	(i) Adjusted debt service coverage ratio (DSCR); equal to or greater than 1.2; and (ii) Financial leverage, less than or equal to 5.5.	N/A
Leases – Notes	Quarterly	(i) Immediate Liquidity exceeding R$1.5 billion at the end of each quarter	Reached

20.    CONVERTIBLE DEBT INSTRUMENTS

Parent company and Consolidated
Description	Average nominal rate p.a.	Effective rate (a)	Maturity	December 31, 2024	Variation of the conversion right	Payment of interest	Interest incurred	Foreign currency exchange (b)	Effect of restructuring	March 31, 2025

In foreign currency – US$

Debentures	12.3%	12.3%	Oct-28	1,182,368	(197,496)	(133,073)	86,328	32,560	249,715	1,220,402

Total in R$				1,182,368	(197,496)	(133,073)	86,328	32,560	249,715	1,220,402

Current				124,321						29,407
Non-current				1,058,047						1,190,995

(a) Does not consider the conversion right.

(b) Consider the original exchange rate.

20.1 Schedule of debt amortization

	Parent company and Consolidated
Description	March 31, 2025	December 31, 2024

2025	29,407	124,321
2028	1,190,995	1,058,047
	1,220,402	1,182,368

Current	29,407	124,321
Non-current	1,190,995	1,058,047

20.2 Restructuring

During the first quarter of 2025, the Company renegotiated the convertible debentures, with payment of a premium of R$1,428 (equivalent to US$242) and a change in the conversion price from R$22.78 reais to R$3.37 reais. There was no change in the maturity date or nominal interest rate.

In accordance with CPC 48 – Financial Instruments, equivalent to IFRS 9, IFRS 9, the Company concluded that the renegotiation of the debentures falls within the scope of debt extinguishment. Therefore, the proportional amounts previously recorded were extinguished and a new debt was recorded. For this reason, any costs or fees incurred were recognized in the income statement.

Due to the modification of the debt, the amount of R$249,715 was recorded in the statement of income, under the caption “Restructuring of debentures”. The amount refers to the payment of a premium of R$1,428, extinction and reconstitution of the conversion right of R$961,252 and revenue from extinction and reconstitution of the debt of R$712,965.

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21.    ACCOUNTS PAYABLE

	Parent company		Consolidated
Description	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024

Accounts payable	6,100	6,642	4,696,641	4,624,784
Accounts payable – Notes	-	-	476,389	511,389
Accounts payable – Convertible to equity	-	173,448	-	173,448
	6,100	180,090	5,173,030	5,309,621

Current	6,100	72,674	3,671,898	4,147,225
Non-current	-	107,416	1,501,132	1,162,396

21.1 Restructuring

During the first quarter of 2025, the Company made significant progress in restructuring its obligations to suppliers, which included:

•	Elimination of share issuance obligations in exchange for 2,312,402 new preferred shares in a single issuance;

•	Exchange of the 2030 notes for new unsecured notes due in 2032 and an option to incorporate interest into the principal (“PIK”); and

•	Definitive and binding agreements with deferrals of balances.

22.    DERIVATIVE FINANCIAL INSTRUMENTS

	Consolidated
Changes in fair value	Forward - fuel	Conversion right debentures (a)	Total

At December 31, 2024	(65,375)	(51,740)	(117,115)

Gains recognized in result	7,372	197,496	204,868
Payments	25,259	-	25,259
Restructuring (b)	-	(961,252)	(961,252)

At March 31, 2025	(32,744)	(815,496)	(848,240)

Obligations with current derivative financial instruments	(32,744)	-	(32,744)
Non-current convertible debt instruments	-	(815,496)	(815,496)

	(32,744)	(815,496)	(848,240)

(a) Balance recorded in the parent company.

(b) Refers to the effects of the extinction and reconstitution of the right of conversion.

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23.    AIRPORT TAXES AND FEES

	Consolidated
Description	March 31, 2025	December 31, 2024

Tax transaction	916,302	916,690
Airport fees	290,173	212,125
Boarding tax	245,707	231,913
Other taxes	22,053	16,691

	1,474,235	1,377,419

Current	694,524	584,739
Non-current	779,711	792,680

24.    AIR TRAFFIC LIABILITY AND LOYALTY PROGRAM

	Consolidated
Description	March 31, 2025	December 31, 2024

Air traffic liability and loyalty program	7,332,019	7,191,998
Breakage	(962,500)	(865,941)
	6,369,519	6,326,057

Average use term (a)	81 days	59 days

(a) Does not consider the loyalty program.

25.    SALARIES AND BENEFITS

	Parent company		Consolidated
Description	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024

Salaries and benefits	2,100	2,470	537,872	508,412
Share-based payment	-	-	28	36

	2,100	2,470	537,900	508,448

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26.    TAXES PAYABLE

	Parent company		Consolidated
Description	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024

Tax transaction	854	899	229,960	230,214
Taxes withheld	310	504	53,833	80,868
Import taxes	18	357	4,892	9,497
Others	5	5	3,393	3,374

	1,187	1,765	292,078	323,953

Current	418	956	95,368	125,055
Non-current	769	809	196,710	198,898

27.    PROVISIONS

27.1 Breakdown of provisions

	Consolidated
Description	Return of aircrafts and engines (a)	Tax, civil and labor risks (b)	Post-employment benefit	Total

At December 31, 2024	3,948,332	222,479	8,225	4,179,036

Additions	(831,707)	142,656	38	(689,013)
Write-offs	(34,140)	(103,519)	-	(137,659)
Interest incurred	52,699	1,216	235	54,150
Foreign currency exchange	(293,480)	-	-	(293,480)

At March 31, 2025	2,841,704	262,832	8,498	3,113,034

At March 31, 2025
Current	314,260	138,244	-	452,504
Non-current	2,527,444	124,588	8,498	2,660,530

At December 31, 2024
Current	560,587	110,135	-	670,722
Non-current	3,387,745	112,344	8,225	3,508,314

(a) Nominal discount rate 10.8% p.a. (10.8% p.a. on December 31, 2024).

(b) Considers provision for civil risks in the amount of R$213 in the parent company (R$142 as of December 31, 2024).

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27.1.1 Tax, civil and labor risks

The balances of the proceedings with estimates of probable and possible losses are shown below:

	Consolidated
	Probable loss		Possible loss
Description	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024

Tax	81,948	78,936	95,464	89,826
Civil	109,300	76,608	179,034	126,818
Labor	71,584	66,935	205,628	194,234
	262,832	222,479	480,126	410,878

27.1.1.1 Civel

The increase in lawsuits with estimates of probable and possible losses is due to the significant increase in lawsuits received, as well as the decisions handed down in recent months.

The values are dispersed and it is not appropriate to highlight any specific lawsuit.

28.    RELATED-PARTY TRANSACTIONS

28.1 Transactions between companies

28.1.1 Balances

In compliance with accounting standards, such transactions were duly eliminated for consolidation purposes.

			Parent company
Creditor	Debtor	Type of operation	March 31, 2025	December 31, 2024

Azul	Others	Debt restructuring – costs	10,039	10,826
Azul	Others	Debt restructuring – costs	10,709	10,320
Azul	Others	Debt restructuring – Equity	-	173,448
Azul	Others	Debt restructuring – Equity	-	2,683,165
Others	Azul	Loan	(1,167,082)	(264,718)
Others	Azul	Debt restructuring – costs	(79,083)	(823,581)
			(1,225,417)	1,789,460

Rights with related parties current			-	1,307,350
Rights with related parties non-current			20,748	1,570,408
Obligations with current related parties			(14,649)	(5,291)
Obligations with related parties non-current			(1,231,516)	(1,083,007)

28.1.2 Compensation of key management personnel

The Company´s employees are entitled to profit sharing based on certain goals agreed annually. In turn, executives are entitled to bonus based on statutory provisions proposed by the Board of Directors and approved by the shareholders. The amount of profit sharing is recognized in profit or loss for the year in which the goals are achieved.

40

Key management personnel comprise the directors, officers and members of the Executive Committee and directors. Expenses incurred with remuneration and the respective charges, paid or payable, are shown below:

	Consolidated
Description	March 31, 2025	March 31, 2024

Salaries and benefits	8,763	11,440
Post-employment benefit	174	228
Share-based payment	11,262	10,922

	20,199	22,590

Stock-based compensation plan considers the Stock Options, RSU and phantom shares. Such plans are expected to be settled in up to eight years and, therefore, do not represent a cash outflow.

28.1.3 Guarantees and pledges granted by the Parent Company

The Company has granted guarantees on rental properties for some of its executives and the total amount involved is not significant.

28.1.4 Corporated contract

In August 2024, the Company entered into a corporate agreement with Águia Branca Participações S.A., one of its shareholders, to obtain airline tickets.

28.1.5 Breeze

The Company signed sublease agreements for three aircraft with Breeze Aviation Group (“Breeze”), an airline founded by the controlling shareholder of Azul, headquartered in the United States. The transaction was voted on and approved by 97% of the Azul's shareholders at the Extraordinary General Meeting held on March 2020. Following good corporate practices, the controlling shareholder did not participate in the voting.

In 2024, the Company finalized the sublease contracts.

The remanescents operations with Breeze are presented below:

				Consolidated
Creditor	Debtor	Type of operation	Note	March 31, 2025	December 31, 2024

ALAB	Breeze	Reimbursement receivable for maintenance reserves	Accounts receivable	2,506	2,703
Breeze	ALAB	Reimbursement receivable for maintenance reserves	Other liabilities	(10,582)	(11,411)

				Consolidated
				Three months ended
Revenue	Expense	Type of operation	Note	March 31, 2025	March 31, 2024
ALAB	Breeze	Interest incurred	Financial income	-	833

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28.1.6 Azorra

In August 2022, the Company made agreements for purchase and sale of aircraft and engines with entities that are part of Azorra Aviation Holdings LLC. (“Azorra”), which has become a related party as the Company’s Board of Directors’ Chairman was elected independent member of Azorra’s Board of Directors.

The operations with Azorra are presented below:

				Consolidated
Creditor	Debtor	Type of operation	Note	March 31, 2025	December 31, 2024

ALAB	Azorra	Accounts receivable	Accounts receivable	-	118,013
ALAB	Azorra	Security deposits	Deposits	48,137	46,213
Azorra	ALAB	Leases	Leases	(480,368)	(473,428)
Azorra	Azul Investments	Leases – Notes	Leases	(65,398)	(96,458)
Azorra	Azul	Leases – Convertible to equity	Leases	-	(150,441)

				Consolidated
				Three months ended
Revenue	Expense	Type of operation	Note	March 31, 2025	March 31, 2024
Azorra	ALAB	Interest incurred	Financial expense	41,667	17,582

28.1.7 Lilium

In August 2021, the Company announced plans to make a strategic partnership with Lilium GmbH, a wholly owned subsidiary of Lilium N.V. (“Lilium), which has ultimately become a related party as the Company’s Board of Directors’ Chairman was elected independent member of Lilium’s Board of Directors.

As of March 31, 2025 and December 31, 2024, the Company has no outstanding balances with Lilium.

28.1.8 United

The Company has agreements with United Airlines Inc. (“United”), one of its shareholders, for the use of the loyalty program and for the re-accommodation of passengers. As of March 31, 2025, the balance is not significant.

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29.    EQUITY

29.1 Issued capital

	Parent company and Consolidated
	Value		Quantity
Description	Company’s capital	AFAC	Common shares	Preferred shares

At December 31, 2024	2,315,628	-	928,965,058	335,750,796

Capital increase	3,080,940	-	-	96,009,988
Unpaid capital	-	1,843	-	-

At March 31, 2025	5,396,568	1,843	928,965,058	431,760,784

As established in the Company's bylaws, each common share entitles you to 1 (one) vote. Preferred shares of any class do not confer voting rights, however, they provide their holders with:

•	Capital repayment priority;

•	The right to be included in a public offer for the purchase of shares, due to the transfer of control of the Company, under the same conditions and for a price per share equivalent to seventy-five (75) times the price per share paid to the controlling shareholder;

•	The right to receive dividends equal to seventy-five (75) times the amount paid for each common share; and

•	Automatic convertibility into common shares, in case of mandatory conversion.

The Company's shareholding structure is presented below:

	Parent company and Consolidated
	March 31, 2025			December 31, 2024
Shareholder	Common shares	Preferred shares	% economic participation	Common shares	Preferred shares	% economic participation

David Neeleman	67.0%	1.7%	3.5%	67.0%	2.2%	4.5%
Trip Shareholders (a)	33.0%	1.4%	2.3%	33.0%	1.8%	2.9%
Ballyfin Aviation II	-	11.9%	11.6%	-	-	-
United Airlines Inc	-	4.3%	4.2%	-	5.5%	5.4%
Others	-	80.6%	78.3%	-	90.4%	87.1%
Treasury shares	-	0.1%	0.1%	-	0.1%	0.1%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(a) This refers to Trip Participações S.A., Trip Investimentos Ltda. and Rio Novo Locações Ltda.

The Company is authorized, by resolution of the Board of Directors, to increase the issued capital, regardless of any amendments to bylaws, with the issue of up to R$30,000,000, just of conversion into preferred shares and the issuance of up to 7,500,000 new common shares. The Board of Directors will set the conditions for the issue, including price and payment terms.

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29.2 Treasury shares

	Parent company and Consolidated
Description	Number of shares	Value	Average cost (in R$)

At December 31, 2024	264,496	4,334	16.39

At March 31, 2025	264,496	4,334	16.39

In May 2024, the buyback plan for 1,300,000 preferred shares was approved, maturing in 18 months, in order to keep them in treasury to later meet the obligations of the RSU plan.

30.    EARNINGS (LOSS) PER SHARE

	Parent company and Consolidated
	Three months ended
Description	March 31, 2025	March 31, 2024

Numerator
Profit (loss) for the period	1,653,615	(1,050,295)

Denominator
Weighted average number of common shares	928,965,058	928,965,058
Weighted average number of preferred shares (a)	415,494,624	335,062,078
Economic value of preferred shares	75	75
Weighted average number of equivalent preferred shares (b)	427,880,825	347,448,279
Weighted average number of equivalent common shares (c)	32,091,061,858	26,058,620,908
Weighted average number of presumed conversions	436,824,192	298,086,207
Weighted average number of preferred shares that would have been issued the average share price at the market price	61,955,330	2,823,980

Basic profit (loss) per common share – R$	0.05	(0.04)
Diluted profit (loss) per common share – R$	0.05	(0.04)
Basic profit (loss) per preferred share – R$	3.86	(3.02)
Diluted profit (loss) per preferred share – R$	3.38	(3.02)

(a) Does not consider treasury shares.

(b) This refers to the participation in the value of the Company's total equity, calculated as if all 928,965,058 common shares had been converted into 12,386,201 preferred shares at the conversion ratio of 75 common shares for each preferred share.

(c) This refers to the participation in the value of the Company's total equity, calculated as if the weighted average of preferred shares had been converted into common shares at the conversion ratio of 75 common shares for each one preferred share.

44

31.    SHARE-BASED PAYMENT

During the first quarter of 2025, the creation of the first Stock Option plan program was approved, granting up to 250,000,000 shares and until three-year vesting period.

The movement of the plans is shown below:

	Parent company and Consolidated
	Number of shares
Description	Option plan	RSU	Phantom shares	Total

At December 31, 2024	24,624,503	1,841,022	181,011	26,646,536

Canceled	(55,352)	(28,647)	-	(83,999)

At March 31, 2025	24,569,151	1,812,375	181,011	26,562,537

	Parent company and Consolidated
Description	March 31, 2025	December 31, 2024

Share price (in reais)	3.29	3.54
Total obligation related to the phantom shares plan	28	36

The expenses of share-based compensation plans are shown below:

	Consolidated
	Three months ended
Description	March 31, 2025	March 31, 2024

Option plan	11,366	10,369
RSU	1,440	1,872
Phantom shares	(8)	(787)
	12,798	11,454

31.1 Assumptions

31.1.1 Stock option

Date of grant	Option exercise price (in R$)	Everage fair value of the option on the grant (in R$)	Historical volatility	Expected dividend	Average risk-free rate of return	Exercise rate per tranche	Deadline remainder of vesting period (in years)	Purchasing period up to (years)	Total options granted	Total outstanding options	Total options available for exercise
December 11, 2009	3.42	1.93	47.7%	1.1%	8.8%	25.0%	-	4.0	5,032,800	180,870	180,870
March 24, 2011	6.44	4.16	54.8%	1.1%	12.0%	25.0%	-	4.0	1,572,000	84,000	84,000
April 5, 2011	6.44	4.16	54.8%	1.1%	12.0%	25.0%	-	4.0	656,000	6,200	6,200
June 30, 2014	19.15	11.01	40.6%	1.1%	12.5%	25.0%	-	4.0	2,169,122	708,993	708,993
July 1, 2015	14.51	10.82	40.6%	1.1%	15.7%	25.0%	-	4.0	627,810	177,592	177,592
July 1, 2016	14.50	10.14	43.1%	1.1%	12.2%	25.0%	-	4.0	820,250	280,124	280,124
July 6, 2017	22.57	12.82	43.4%	1.1%	10.3%	25.0%	-	4.0	680,467	442,796	442,796
August 8, 2022	11.07	8.10	70.0%	-	13.0%	25.0%	1.3	4.0	1,774,418	1,687,933	865,714
August 8, 2022	11.07	6.40	68.8%	-	13.2%	33.3%	0.3	3.0	1,514,999	1,377,749	1,029,124
August 19, 2022	11.07	7.39	67.2%	-	13.6%	100.0%	-	1.0	4,900,000	4,824,333	4,824,333
August 19, 2022	11.07	11.54	74.6%	-	12.7%	20.0%	2.3	5.0	8,900,000	8,900,000	-
July 7, 2023	15.60	10.80	75.4%	-	10.5%	25.0%	2.2	4.0	1,800,000	1,726,387	439,630
October 23, 2024	4.04	3.25	73.0%	-	12.9%	25.0%	3.6	4.0	2,200,000	2,187,979	-
December 14, 2024	4.17	2.16	72.8%	-	14.8%	25.0%	3.7	4.0	2,000,000	1,984,195	-
									34,647,866	24,569,151	9,039,376

45

31.1.2 RSU

Date of grant	Exercise rate per tranche	Fair value of share (in R$)	Remaining term of the vesting period (in years)	Purchasing period up to (years)	Total granted	Total not exercised
July 7, 2021	25.0%	42.67	0.2	4.0	300,000	53,729
July 7, 2022	25.0%	11.72	1.2	4.0	335,593	137,543
July 7, 2022	25.0%	11.72	1.2	4.0	671,186	261,030
July 7, 2023	25.0%	19.32	2.2	4.0	500,000	359,495
October 23, 2024	25.0%	5.48	3.6	4.0	671,502	666,027
December 13, 2024	25.0%	4.17	3.7	4.0	335,751	334,551
					2,814,032	1,812,375

31.1.3 Phantom shares

Date of grant	Option exercise price (in reais)	Average fair value of option	Historical volatility	Expected dividend	Average risk-free rate of return	Exercise rate per tranche	Remaining term of the vesting period (in years)	Purchasing period up to (years)	Total options granted	Total outstanding options	Total options available for exercise
August 7, 2018	20.43	0.03	76.9%	-	15.1%	25.0%	-	4.0	707,400	53,520	53,520
April 30, 2020	10.35	0.18	76.9%	-	15.1%	33.3%	-	3.0	3,250,000	99,761	99,761
April 30, 2020	10.35	0.33	72.8%	-	15.%	25.0%	-	4.0	1,600,000	26,300	26,300
August 17, 2021	33.99	0.11	72.6%	-	14.9%	25.0%	0.3	4.0	580,000	1,430	1,430
									6,137,400	181,011	181,011

32.    SALES REVENUE

	Consolidated
	Three months ended
Description	March 31, 2025	March 31, 2024

Passenger revenue	5,018,203	4,357,646
Other revenues	407,497	355,979
Total	5,425,700	4,713,625

Taxes levied
Passenger revenue	(829)	(606)
Other revenues	(30,449)	(34,607)

Total taxes	(31,278)	(35,213)

Total revenue	5,394,422	4,678,412

Revenues by geographical location are as follows:

	Consolidated
	Three months ended
Description	March 31, 2025	March 31, 2024

Domestic revenue	4,305,753	3,813,313
Foreign revenue	1,088,669	865,099

Total revenue	5,394,422	4,678,412

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33.    COSTS AND EXPENSES BY NATURE

	Parent company		Consolidated
	Three months ended
Description	March 31, 2025	March 31, 2024	March 31, 2025	March 31, 2024

Cost of services
Aircraft fuel	-	-	(1,571,989)	(1,353,278)
Salaries and benefits	-	-	(670,260)	(630,965)
Airport taxes and fees	-	-	(317,829)	(242,239)
Auxiliary services for air transport	-	-	(233,764)	(207,544)
Maintenance	-	-	(202,493)	(197,674)
Depreciation and amortization (a)	-	-	(812,641)	(611,531)
Impairment	-	-	-	7,296
Insurances	-	-	(15,639)	(17,218)
Rentals	-	-	(90,076)	(55,472)
Others (b)	-	-	784,168	(126,472)
	-	-	(3,130,523)	(3,435,097)
Selling expenses
Salaries and benefits	-	-	(12,339)	(12,424)
Advertising and publicity	-	-	(245,810)	(201,951)
	-	-	(258,149)	(214,375)
Administrative expenses
Salaries and benefits	(4,325)	(13,693)	(38,081)	(31,282)
Depreciation and amortization (a)	-	-	(2,596)	(2,966)
Insurances	(2,361)	(2,031)	(2,361)	(2,031)
Others (c)	(3,109)	(2,562)	(268,763)	(90,786)
	(9,795)	(18,286)	(311,801)	(127,065)
Other income (expenses)
Others	(261)	(103)	(213,060)	(101,140)
	(261)	(103)	(213,060)	(101,140)

Total	(10,056)	(18,389)	(3,913,533)	(3,877,677)

(b) Net of PIS and COFINS credits in the amount of R$454 in the period ended March 31, 2025 (R$391 on March 31, 2024).

(b) The balance at March 31, 2025, mainly refers to effects restructuring.

(c) The balance at March 31, 2025 mainly refers to restructuring costs.

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34.    FINANCIAL RESULT

	Parent company		Consolidated
	Three months ended
Description	March 31, 2025	March 31, 2024	March 31, 2025	March 31, 2024

Financial income
Interest on short and long-term investments	13	33	24,713	31,485
Others	9	257	6,876	13,439
	22	290	31,589	44,924
Financial expenses
Interest on loans and financing	(1,904)	-	(459,607)	(292,416)
Interest on reverse factoring	-	-	-	(5,261)
Interest on lease	-	-	(673,360)	(540,252)
Interest on convertible instruments	(86,328)	(61,995)	(86,328)	(61,995)
Interest accounts payable and airport taxes and fees	(19)	(10)	(142,929)	(95,100)
Interest on provisions	-	-	(54,150)	(36,209)
Interest on factoring credit card receivables	-	-	(109,113)	(79,790)
Amortized cost of loans and financing	-	-	(27,179)	(12,012)
Cost of financial operations	-	(155)	(39,453)	(29,375)
Fair value of TAP Bond	-	-	(31,429)	(5,871)
Restructuring of loans and financing	-	-	(552,073)	-
Restructuring of debentures	(334,599)	-	(334,599)	-
Other restructuring costs	(26,651)	-	(215,618)	-
Others	(7,787)	(2,029)	(73,088)	(65,642)
	(457,288)	(64,189)	(2,798,926)	(1,223,923)

Derivative financial instruments, net	197,496	151,573	204,868	189,943

Foreign currency exchange, net	20,596	(41,469)	2,735,210	(868,754)

Financial result, net	(239,174)	46,205	172,741	(1,857,810)

35.    RISK MANAGEMENT

The fair value hierarchy of the Company's consolidated financial instruments, as well as the comparison between book value and fair value, are identified below:

			Parent company
			Carrying amount		Fair value
Description	Note	Level	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024

Liabilities and equity
Convertible debt instruments – conversion right	20	2	(815,496)	(51,740)	(815,496)	(51,740)
Loans and financing	18	-	(92,515)	-	(92,515)	-

48

			Consolidated
			Carrying amount		Fair value
Description	Note	Level	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024

Assets
Long-term investments – TAP Bond	6	2	946,065	1,004,505	946,065	1,004,505

Liabilities and equity
Loans and financing	18	-	(15,869,571)	(14,981,417)	(13,509,774)	(13,949,702)
Convertible debt instruments – conversion right	20	2	(815,496)	(51,740)	(815,496)	(51,740)
Derivative financial instruments	22	2	(32,744)	(65,375)	(32,744)	(65,375)

Financial instruments whose fair value approximates their carrying value, based on established conditions, mainly due to the short maturity period, were not disclosed.

35.1 Market risks

35.1.1 Interest rate risk

35.1.1.1 Sensitivity analysis

As of March 31, 2025, the Company held assets and liabilities linked to different types of interest rates. In the sensitivity analysis of non-derivative financial instruments, the impact was considered only on positions with values exposed to such fluctuations:

	Consolidated
	Exposure to CDI		Exposure to SOFR
Description	Rate (p.a.)	March 31, 2025	Weighted Rate (p.a.)	March 31, 2025

Exposed assets (liabilities), net	14.2%	(527,654)	4.3%	(4,466,785)

Effect on profit or loss

Interest rate devaluation by -10%	12.7%	38,927	3.9%	96,873
Interest rate devaluation by -25%	10.6%	19,464	3.3%	48,436
Interest rate appreciation by 10%	15.6%	(38,927)	4.8%	(96,873)
Interest rate appreciation by 25%	17.7%	(19,464)	5.4%	(48,436)

35.1.2 Aircraft fuel price risk (“QAV”)

The price of fuel may vary depending on the volatility of the price of crude oil and its derivatives. To mitigate losses linked to variations in the fuel market, the Company had, as of March 31, 2025, forward transactions on fuel (note 22).

49

35.1.2.1 Sensitivity analysis

The following table demonstrates the sensitivity analysis of the price fluctuation of QAV liter:

	Consolidated
	Exposure to price
Description	Average price per liter (in reais)	March 31, 2025

Aircraft fuel	4.6	(1,571,989)

Effect on profit or loss

Devaluation by -10%	4.1	157,199
Devaluation by -25%	3.5	392,997
Appreciation by 10%	5.1	(157,199)
Appreciation by 25%	5.8	(392,997)

35.1.3 Foreign exchange risk

The foreign exchange risk arises from the possibility of unfavorable exchange differences to which the Company's cash flows are exposed.

The equity exposure to the main variations in exchange rates is shown below:

	Parent company
	Exposure to US$		Exposure to €
Description	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024

Assets
Cash and cash equivalents	48	503	446	464
Related parties	20,748	2,877,759	-	-

Total assets	20,796	2,878,262	446	464

Liabilities and equity
Loans and financing	(92,515)	-	-	-
Convertible debt instruments	(1,220,402)	(1,182,368)	-	-
Leases	-	(2,683,165)	-	-
Accounts payable	-	(173,448)	-	-
Related parties	(810,863)	(823,581)	-	-

Total liabilities	(2,123,780)	(4,862,562)	-	-

Net exposure	(2,102,984)	(1,984,300)	446	464

Net exposure in foreign currency	(366,233)	(320,446)	72	72

50

	Consolidated
	Exposure to US$		Exposure to €
Description	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024

Assets
Cash and cash equivalents	90,014	76,267	5,118	6,420
Long-term investments	-	-	946,065	1,004,505
Accounts receivable	541,066	687,396	7,258	2,927
Deposits	3,150,927	3,257,360	21,344	11,581
Other assets	75,290	72,360	-	5,535

Total assets	3,857,297	4,093,383	979,785	1,030,968

Liabilities and equity
Loans and financing	(15,430,692)	(13,720,427)	-	-
Leases	(18,684,468)	(21,250,461)	-	-
Convertible debt instruments	(1,220,402)	(1,182,368)	-	-
Accounts payable	(2,964,754)	(3,356,243)	-	-
Airport taxes and fees	(2,990)	(3,373)	-	-
Provisions	(2,841,704)	(3,947,439)	-	-
Other liabilities	(27,834)	(31,055)	(13)	(15)

Total liabilities	(41,172,844)	(43,491,366)	(13)	(15)

Net exposure	(37,315,547)	(39,397,983)	979,772	1,030,953

Net exposure in foreign currency	(6,498,476)	(6,362,415)	158,046	160,178

35.1.3.1 Sensitivity analysis

	Parent company
	Exposure to US$		Exposure to €
Description	Closing rate	March 31, 2025	Closing rate	March 31, 2025

Exposed assets (liabilities), net	5.7	(2,102,984)	6.2	446

Effect on profit or loss

Foreign currency devaluation by -10%	5.2	210,298	5.6	(45)
Foreign currency devaluation by -25%	4.3	525,746	4.6	(112)
Foreign currency appreciation by 10%	6.3	(210,298)	6.8	45
Foreign currency appreciation by 25%	7.2	(525,746)	7.7	112

	Consolidated
	Exposure to US$		Exposure to €
Description	Closing rate	March 31, 2025	Closing rate	March 31, 2025

Exposed assets (liabilities), net	5.7	(37,315,547)	6.2	979,772

Effect on profit or loss

Foreign currency devaluation by -10%	5.2	3,731,555	5.6	(97,977)
Foreign currency devaluation by -25%	4.3	9,328,887	4.6	(244,943)
Foreign currency appreciation by 10%	6.3	(3,731,555)	6.8	97,977
Foreign currency appreciation by 25%	7.2	(9,328,887)	7.7	244,943

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35.2 Credit risk

Credit risk is inherent to the Company's operating and financial activities, mainly disclosed in cash and cash equivalents, short-term and long-term investments, accounts receivable, security deposits and maintenance reserves. The TAP Bond is guaranteed by intellectual property rights and credits related to the TAP mileage program.

Credit limits are established for all customers based on internal classification criteria and the carrying amounts represent the maximum credit risk exposure. Outstanding receivables from customers are frequently monitored by the Company and, when necessary, allowances for expected credit losses are recognized.

Derivative financial instruments are contracted on the over the counter (OTC) market with counterparties that maintain a relationship and can be contracted on commodity and futures exchanges (B3 and NYMEX), which mitigate and contributes to credit risk.

The Company assesses the risks of counterparties in financial instruments and diversifies exposure periodically.

35.3 Liquidity risk

The maturity schedules of the Company’s consolidated financial liabilities as of March 31, 2025 are as follows:

	Consolidated
Description	Carrying amount	Contractual cash flow	Until 1 year	From 2 to 5 years	After 5 years

Loans and financing (a)	15,869,571	24,041,922	2,561,591	18,067,167	3,413,164
Leases	18,794,529	36,870,215	4,392,871	18,766,263	13,711,081
Convertible debt instruments	1,220,402	1,967,764	164,637	1,803,128	-
Accounts payable	5,173,030	5,866,314	3,860,795	1,017,417	988,102
Airport taxes and fees	1,474,235	2,076,786	669,163	540,919	866,704
Derivatives obligations	32,744	32,744	32,744	-	-

	42,564,511	70,855,745	11,681,801	40,194,894	18,979,051

(a) Considers the balance that will be converted into preferred shares, as per note 38.

35.4 Capital management

The Company seeks capital alternatives in order to satisfy its operational needs, aiming for a capital structure that it considers adequate for the financial costs and the maturity terms of the funding and its guarantees. The Company's Management continually monitors its net debt.

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36. NON-CASH TRANSACTIONS

	Parent company
Description	Effect on share issuance	Transfer	Total

Other assets	-	40,691	40,691
Investments	315,874	-	315,874
Leases	-	2,683,166	2,683,166
Accounts payable	-	173,448	173,448
Related parties	-	(2,897,305)	(2,897,305)
Equity	(315,874)	-	(315,874)
March 31, 2025	-	-	-

	Parent company
Description	Transfer	Total

Accounts payable	119,841	119,841
Leases	2,062,779	2,062,779
Related parties	(2,182,620)	(2,182,620)
March 31, 2024	-	-

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	Consolidated
Description	Acquisition of property and equipment	Acquisition of capitalized maintenance	Acquisition of intangible	Maintenance prepayment	Maintenance reserves	Compensation of lease	Compensation of accounts payable	Acquisition of lease	Addition the ARO	Shares issued at fair value	Lease Modifications	Transfers	Total

Accounts receivable	-	-	-	-	5,014	(50,812)	(116,597)	(6,841)	-	-	-	-	(169,236)
Deposits	-	-	-	-	132,848	-	-	-	-	-	-	-	132,848
Property and equipment	205,666	-	-	-	-	-	-	-	-	-	-	-	205,666
Right-of-use assets	-	310,416	-	-	-	-	-	208,170	109,597	-	(630,163)	-	(1,980)
Intangible assets	-	-	49,400	-	-	-	-	-	-	-	-	-	49,400
Other assets	-	-	-	71,882	-	-	-	-	-	-	-	-	71,882
Loans and financing	(103,136)	(214,776)	-	-	-	-	-	-	-	-	-	-	(317,912)
Leases	-	-	-	-	-	50,812	-	(201,329)	-	308,266	194,023	155,250	507,022
Accounts payable	(102,530)	(95,640)	(49,400)	(71,882)	(137,862)	-	116,597	-	-	7,608	-	(155,250)	(488,359)
Provisions	-	-	-	-	-	-	-	-	(109,597)	-	436,140	-	326,543
Equity	-	-	-	-	-	-	-	-	-	(315,874)	-	-	(315,874)
March 31, 2025	-	-	-	-	-	-	-	-	-	-	-	-	-

	Consolidated
Description	Acquisition of property and equipment	Acquisition of capitalized maintenance	Acquisition of intangible	Maintenance prepayment	Maintenance reserves	Reverse factoring	Sale and leaseback	Compensation of lease	Compensation of accounts payable	Acquisition of lease	Addition the ARO	Aircraft return costs	Lease Modifications	Total

Accounts receivable	-	-	-	-	68,494	-	(58,639)	(65,335)	(2,537)	(11,117)	-	-	-	(69,134)
Aircraft sublease	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,914)
Inventories	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Deposits	-	-	-	-	51,790	-	-	-	-	-	-	-	-	51,790
Advances to suppliers	-	-	-	-	-	-	-	-	(544,814)	-	-	-	-	(544,814)
Property and equipment	198,328	-	-	-	-	-	-	-	-	-	-	-	-	198,328
Right-of-use assets	-	(20,516)	-	-	-	-	-	-	-	59,240	66,073	-	128,562	233,359
Intangible assets	-	-	37,945	-	-	-	-	-	-	-	-	-	-	37,945
Loans and financing	(77,175)	-	-	-	-	-	-	-	-	-	-	-	-	(77,175)
Leases	-	-	-	-	-	-	-	65,335	-	(48,123)	-	-	(119,522)	(98,396)
Accounts payable	(121,153)	20,516	(37,945)	(11,349)	(120,284)	115,332	58,639	-	547,351	-	-	(42,412)	-	408,695
Reverse factoring	-	-	-	-	-	(115,332)	-	-	-	-	-	-	-	(115,332)
Provisions	-	-	-	-	-	-	-	-	-	-	(66,073)	42,412	(9,040)	(32,701)
Other assets and liabilities	-	-	-	11,349	-	-	-	-	-	-	-	-	-	11,349
March 31, 2024	-	-	-	-	-	-	-	-	-	-	-	-	-	-

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37. COMMITMENTS

37.1 Aircraft acquisition

Through contracts with manufacturers and lessors, the Company committed to acquiring certain aircraft, as follows:

	Consolidated
Description	March 31, 2025	December 31, 2024

Lessors	15	17
Manufacturers	94	94
	109	111

The amounts shown below are brought to present value using the weighted discount rate for lease operations, equivalent to 16.8% (15.8% on December 31, 2024) and do not necessarily represent a cash outflow, as the Company is evaluating the acquisition of financing to meet these commitments.

	Consolidated
Description	March 31, 2025	December 31, 2024

2025	2,252,948	1,960,910
2026	2,184,666	2,517,365
2027	6,198,896	5,910,751
2028	5,348,815	5,284,514
2029	3,734,569	3,691,292
After 2029	1,061,459	1,088,322
	20,781,353	20,453,154

37.2 Letters of credit

The position of the letters of credit in use by the Company is followed for the following purposes:

	Consolidated
	March 31, 2025		December 31, 2024
Description	R$	US$	R$	US$

Security deposits and maintenance reserve	2,200,891	383,284	2,379,135	384,209
Bank guarantees	7,005	-	7,005	-
	2,207,896	383,284	2,386,140	384,209

38. SUBSEQUENT EVENTS

38.1 Restructuring and Recapitalization of Debt Holders

Conversion of the New 2029 and 2030 Notes into preferred stock as follows:

• 35.0% of the principal amount of the New Notes in April 2025; and

• 12.5% of the principal amount of the New Notes upon receipt of net proceeds of at least US$200 million through equity offerings.

55

The remaining 52.5% of the principal amount of the New 2029 and 2030 Notes will be exchanged for new convertible notes bearing interest at a rate of 4.0% cash plus 6.0% PIK.

38.2 Azul Provides Current Outstanding Shares

In April 2025, the Company informed its current issued and outstanding common shares and preferred shares. The Company’s total outstanding shares now includes the shares subscribed in the context of the capital increase to our aircraft lessors, controlling shareholders, as well as the debt conversion, where 35% of the notes due in 2029 and 2030 were converted into preferred shares, as detailed below:

•	April 10, 2025: 1,200,000,063 new common shares issued to the controlling shareholders and 152,924 new preferred shares issued to existing shareholders; and

•	April 28, 2025: 450,572,669 new preferred shares for bondholders and 13,517,180 new preferred shares issued to existing shareholders and other investors.

The updated shareholder information after the issuances of shares referred to above is as follows:

Description	Common shares	% Common Shares	Preferred Share	% Preferred Share	Total Economic Shares (1 PS = 75 CS)	% Economic Interest

David Neeleman	1,426,406,701	67.0%	7,329,683	0.8%	26,348,439	2.9%
Trip Shareholders	702,558,420	33.0%	5,981,040	0.7%	15,348,486	1.7%
Ballyfin Aviation II	-	-	51,455,129	5.7%	51,455,129	5.6%
United Airlines, Inc	-	-	18,632,216	2.1%	18,632,216	2.0%
Others	-	-	812,377,189	90.7%	812,377,189	87.9%
Treasury shares	-	-	264,496	0.0%	264,496	0.0%
	2,128,965,121	100.0%	896,039,753	100.0%	924,425,955	100.0%

38.3 Additional Funding from Existing Bondholders

In April 2025, the Company informed that it has obtained from its existing bondholders approximately R$600,000 additional funding. This agreement strengthens Azul’s liquidity position.

The Notes are issued by Azul Secured 2 and guaranteed by Azul and certain of its subsidiaries. The Notes are secured by certain credit and debit card receivables generated by our passenger airline business. The Notes have a maturity of six months and are prepayable in the event that Azul receives any public-backed financing. The issuance of the Notes did not require any amendment to, or waiver under, any of Azul’s existing secured notes and secured convertible debentures.

56

Elton Flavio Ribeiro

CRC 1SP 253891/O-0

Controllership, financial planning, tax and internal control director

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    May 14, 2025

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer